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14049192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coady Diemar Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Main Street
(No. and Street)

Peapack (City) New Jersey (State) 07977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Mandeen 908-719-6466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200 (Address) Morristown, (City) NJ (State) 07960 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Scott Magrane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coady Diemar Group LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
ASHLEY ELIZABETH VROOM
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MARCH 13, 2018
ID #2431193

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COADY, DIEMAR GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Coady, Diemar Group, LLC
Table of Contents
December 31, 2013

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey, New York, Pennsylvania, Maryland, Florida, and Colorado

Independent Auditors' Report

To the Members of
Coady, Diemar Group, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Coady, Diemar Group, LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coady, Diemar Group, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Withum Smith+Brown, PC

February 25, 2014

Coady Diemar Group, LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 148,470
Due from members, net	3,863
Fees receivable	59,113
Prepaid expenses and other assets	11,477
	$ 222,923
Liabilities and Members' Equity	
Liabilities	
Accrued expenses	$ 23,500
Deferred lease obligation	41,884
Total liabilities	65,384
Members' equity	157,539
	$ 222,923

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Nature of Business

Coady, Diemar Group, LLC (the "Company") was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. The Company shall continue in existence until December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the Agreement.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. During the year ended December 31, 2013, the Company sustained a loss from continuing operations of $348,082 and net cash flows used in operations of $628,268.

Management believes that its projected cash flows and additional member contributions will allow operations to continue through 2014. In addition, management has represented that collectively the members have the financial ability and intent to fund operations and ensure compliance with the net capital provisions under the Securities Exchange Act of 1934. However, there can be no assurance that management will be successful with their plans.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts based on collection history and current credit conditions. Accounts are deemed delinquent when payments are not received in accordance with their respective contracted payment schedule. As of December 31, 2013, all fees receivable are deemed collectible and, therefore, no allowance is deemed necessary.

Furniture and Equipment

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as costs are incurred. Depreciation is provided over the estimated useful lives of the respective assets using accelerated methods. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards.

Fair Value of Assets and Liabilities

The Company's assets, including cash and cash equivalents, due from members, prepaid expenses and other assets are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted values, which approximate fair value.

Securities, when held, are valued at fair value, as required. Refer to Note 6 - Fair Value Measurements for related disclosures.

Revenue Recognition
Revenues are recognized on an accrual basis, generally when the underlying investment transactions are consummated and placement fees are earned. Securities received in lieu of cash for services rendered are recorded at fair value when earned, and the related revenue is recorded in investment banking fees.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is classified as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT is reflected in the financial statements. The Company does not have uncertain tax positions and has timely filed its annual tax returns without extending the statute of limitations for any year. Accordingly the Company has no open years prior to 2009. There are no tax related penalties or interest charges reflected in these financial statements.

3. Furniture and Equipment

Furniture and equipment, at cost, consisted of the following as of December 31, 2013:

Office equipment	$ 42,599
Furniture	4,300
	46,899
Less: accumulated depreciation	(46,899)
Property and equipment- net	$ -

Depreciation expense was $1,902 for the year ended December 31, 2013.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company was in compliance with its net capital requirements. The net capital and net capital requirements of $82,811 and $5,000, respectively resulted in excess net capital of $77,811. The Company's net capital ratio was 0.79 to 1.

5. Risk and Concentrations

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at a financial institution that is in excess of federally insured amounts.

The Company derived 55% of its investment banking fee revenues from three customers.

6. Fair Value Measurements

The securities, when held, are recorded at fair value in accordance with the accounting standard on fair value measurements, which established a framework for measuring fair value and clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In November, 2012 and July 2013, the Company received warrants to purchase preferred shares of a privately held entity. These warrants were deemed to have zero fair value as of December 31, 2013 based on unobservable inputs.

7. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption of rule 15c3-3(k)(2)(i).

8. Commitments and Contingencies

Operating Leases

In September 2006, the Company entered into an agreement to lease office space in New York, NY, under an eight-year operating lease. This non-cancelable operating lease carries escalating payments through its expiration in December, 2014. In addition, the Company is responsible for paying its pro rata share of certain expenses. The lease is guaranteed by several members of the Company. Future annual minimum lease payments as of December 31, 2013 are as follows:

2014	$ 588,624
Total	$ 588,624

The Company records the lease obligation on a straight-line basis. Amounts recorded to expense that are in excess of amounts due under the lease as of December 31, 2013 are included in the deferred lease obligation.

The Company is contingently liable for a $275,000 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit. The letter of credit expires on December 31, 2015.

The Company subleases a portion of the New York office space on a month to month basis. Total rental revenue related to this sublease was $20,500 for the year ended December 31, 2013 and is classified as other income on the statement of operations.

In addition, the Company leases office space on a month to month basis in Peapack, New Jersey at $2,415 per month.

The Company leases office equipment under various operating leases. The lease payments are included in expenses when incurred. The future annual minimum lease payments required under such equipment leases at December 31, 2013 are as follows:

2014	$ 10,285
2015	1,155
Thereafter	0
Total	$ 11,440

Total rent expense for all leases for the year ended December 31, 2013 was:

Facility rent expense	$ 712,762
Equipment rent expense (included in other operating expenses)	$ 13,186

9. Related Party Transactions

During the course of the year, the Company entered into factoring agreements with certain members whereby the members purchased accounts receivables which totaled $15,000. There are no outstanding factoring transactions as of December 31, 2013, The Company has the option to factor additional accounts receivables to members in the future should the need arise. The terms for future factoring arrangements would be determined at that time.

Related party transactions include amounts due from members which represent noninterest-bearing advances made to members and amounted to $3,863 as of December 31, 2013. The balance is net of a reserve for uncollectible amounts of $33,881. Additionally, the Company paid one of its members for the use of certain telecommunications equipment. These payments are included in other operating expenses and totaled $44,578 for the year ended December 31, 2013.

10. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.